

July 28, 2015

Via E-Mail
Justine A. Cheng
Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

>   **Re: Newcastle Investment Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed March 2, 2015**
>   **File No. 001-31458**

Dear Ms. Cheng:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Income, Net, page 58

1.   Please provide to us additional details of the nature of the restructuring of certain properties related to the Golf business that resulted in a $7.2 million gain, and tell us the accounting guidance upon you which you relied.

Liquidity and Capital Resources, page 61

2.   We note that you paid dividends of $145.3 million and had net cash provided by operating activities of $40.4 million during the year ended December 31, 2014. In future periodic filings, please discuss the source(s) of these distributions within

your Management´s Discussion and Analysis of Financial Condition and Results of Operations, as this disparity raises concerns about the sustainability of distributions into the future. Please provide an example of your proposed disclosure.

Repurchase Agreements, page 63

3.   With respect to your repurchase agreements, we note your presentation of the balance at end of period, the average daily amount outstanding and the maximum amount outstanding during the three months and year ended December 31, 2014. In future annual filings, please expand your disclosure to present this information for any quarterly periods within the most recent three years for which you have any repurchase agreement activity. In addition, your revised disclosure should also provide explanations for the significant variances among these amounts.

Core Earnings, page 76

4.   Please tell us and revise future periodic filings to clarify how the components of "Impairment (reversal), other (income) loss and other adjustments from discontinued operations" presented on page 77 are reflected in your disclosure of discontinued operations on page 107.

Note 2 Summary of Significant Accounting Policies

Golf Revenues, page 94

5.   Please refer also to your disclosure on page 103 relating to Membership Deposit Liabilities and Deferred Revenue. Please tell us the guidance upon which you relied for your accounting treatment of refundable initiation fees including your consideration of SAB Topic 13. Tell us the amount of revenues recognized under this accounting policy.

6.   Please tell us how you estimate the present value of the refund obligation and the expected life of the active membership. Also, explain to us your basis for using a different amortization period for the refund obligation and the deferred revenue.

Repurchase Agreements, page 103

7.   We note that you disclose that securities sold under repurchase agreements will be treated as collateralized financing transactions, unless they meet sale treatment. Please tell us whether any of those agreements were accounted for as sales for accounting purposes in your financial statements. If so, please:
        a. Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.
        b. Quantify the average quarterly balance of repurchase agreements

        qualifying for sales accounting for each of the past three years.

c. Describe <u>all</u> the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

d. Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

e. Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

f. Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

g. Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

h. Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

Note 6. Real Estate Related and Other Loans, Residential Mortgage Loans and Subprime Mortgage Loans, page 116

8. We note your disclosure on page 117 that the sale of your manufactured housing portfolio through a securitization was treated as a sale for accounting purposes. Please tell us how this transaction met all of the criteria of ASC 860-10-40-5 to be accounted for as sale.

Note 10. Fair Value of Financial Instruments

Recurring Fair Value Measurements - Real Estate Securities and Derivatives, page 130

9. We note that you use the label "Market Quotations" for both Level 2 and Level 3 hierarchy. Please tell us, and disclosed in future filings, the difference between these inputs as used in each hierarchy, and reconcile with your disclosure on page 51-52 that broker and pricing service quotations that you receive are generally classified as Level 3 inputs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3295.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant